SECURITIES AND EXCHANGE COMMISSION

               WASHINGTON, D.C.  20549

           ----------------------------------

                        FORM 11-K


(Mark One)

      [X]     ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the Fiscal Year ended March 30, 1998

                             OR

      [ ]     TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from _______ to ________

                  Commission file number 1-9247

                COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                   (Full title of the Plan)

                Computer Associates International, Inc.
                  One Computer Associates Plaza
                    Islandia, NY  11788-7000

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITEM 1.  Financial Statements and Exhibits.

(a) The financial statements filed herewith consist of the
Following:

Report of Independent Auditors                              F-1

Statement of Net Assets Available for Benefits
 March 30, 1998 and 1997                                    F-2

Statements of Changes in Net Assets Available for
 Benefits Years Ended March 30, 1998 and 1997               F-4

Notes to Financial Statements   March 30, 1998              F-6

ITEM 27a  Schedule of Assets Held for Investment purposes
 As of March 30, 1998                                       F-13

ITEM 27d  Schedule of Reportable Transactions as of
 March 30, 1998                                             F-14

(b) The exhibits filed in connection with this Annual Report
Are as follows:

Exhibit Number                  Document

Exhibit 23(a)                   Consent of Ernst & Young


                 SIGNATURES

Pursuant to the requirements of the Securities Exchange
Act of 1934, the members of the Plan committee (who
Administer the Computer Associates Savings Harvest Plan) have duly caused this Annual Report to be signed by the Undersigned thereunto duly authorized.

                      COMPUTER ASSOCIATES
                      SAVINGS HARVEST PLAN


Date: September 25, 1998       By:  /s/ Ira Zar
                                    ----------------------
                                    Ira Zar
                                    Member, Plan Committee

                 Financial Statements and Schedules

              Computer Associates Savings Harvest Plan

                 Years ended March 30, 1998 and 1997
                  with Report of Independent Auditors


               Computer Associates Savings Harvest Plan

                  Financial Statements and Schedules

                  Years ended March 30, 1998 and 1997



                               Contents

Report of Independent Auditors		                    1

Audited Financial Statements

Statements of Net Assets Available for Benefits		        2
Statements of Changes in Net Assets Available for Benefits    4
Notes to Financial Statements		                          6

Schedules

Item 27a Schedule of Assets Held for Investment Purposes     13
Item 27d Schedule of Reportable Transactions                 14


Party-in-interest transactions: A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

                Report of Independent Auditors

Administrative Committee
Computer Associates Savings Harvest Plan

We have audited the accompanying statements of net assets available for benefits of Computer Associates Savings Harvest Plan (the Plan) as of March 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 30, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of March 30, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

August 27, 1998



                 Computer Associates Savings Harvest Plan

              Statement of Net Assets Available for Benefits

                              March 30, 1998





                                              U.S. Equity               Growth and   Computer   Retirement  Diversified Participant
                        Intermediate  Puritan    Index      Magellan      Income    Associates Money Market International  Loans
               Total     Bond Fund     Fund    Portfolio     Fund       Portfolio   Stock Fund  Portfolio      Fund         Fund

Assets
Investments,
 at fair
 value      $575,333,126 $18,990,952 $53,662,491 $44,142,965 $45,571,421 $56,558,178 $294,116,810 $57,398,828 $4,891,481
Loans
receivable
from
employees      9,138,599                            	                                                                    $9,138,599
Contributions
 receivable:
  Computer
 Associates
 International
 Inc.         16,864,631                                                               16,864,631
             -----------------------------------------------------------------------------------------------------------------------
Total assets 601,336,356  18,990,952  53,662,491  44,142,965  45,571,421  56,558,178  310,981,441  57,398,828  4,891,481  9,138,599
             -----------------------------------------------------------------------------------------------------------------------
Net assets
 available
for
benefits    $601,336,356 $18,990,952 $53,662,491 $44,142,965 $45,571,421 $56,558,178 $310,981,441 $57,398,828 $4,891,481 $9,138,599





See accompanying notes.


              Computer Associates Savings Harvest Plan

           Statement of Net Assets Available for Benefits

                          March 30, 1997









                                            U.S. Equity                 Growth and    Computer    Retirement    Participant
                    Intermediate  Puritan      Index        Magellan      Income     Associates  Money Market      Fund
            Total     Bond Fund     Fund     Portfolio      Fund        Portfolio    Stock Fund   Portfolio        Loans


Assets
Investments,
 at fair
 value      $345,246,903 $17,230,435 $44,659,246 $26,241,453 $32,326,423 $33,061,068 $153,194,518 $38,533,760
Loans
Receivable
From
 Employees     9,748,596              	                                                                         $9,748,596
Contributions
 receivable:
 Computer
 Associates
 International
 Inc.         11,592,381                                                               11,592,381
              -------------------------------------------------------------------------------------------------------------
Total assets 366,587,880  17,230,435  44,659,246  26,241,453  32,326,423  33,061,068  164,786,899 38,533,760     9,748,596
              -------------------------------------------------------------------------------------------------------------
Net assets
 available
for benefits$366,587,880 $17,230,435 $44,659,246 $26,241,453 $32,326,423 $33,061,068 $164,786,899 $38,533,760   $9,748,596
=========================================================================================================================








See accompanying notes.


                Computer Associates Savings Harvest Plan

        Statement of Changes in Net Assets Available for Benefits

                        Year ended March 30, 1998









                                                 U.S. Equity            Growth and  Computer    Retirement Diversified Participant
                          Intermediate  Puritan    Index     Magellan     Income    Associates  Money Market International   Loans
                Total      Bond Fund     Fund     Portfolio    Fund     Portfolio   Stock Fund  Portfolio       Fund          Fund

Additions
Contributions:
 Computer
 Associates
 International,
 Inc.          $ 19,137,875  $  245,719 $  594,658 $  516,009 $  686,796  $  790,695  $18,579,437  $(2,330,755) $ 55,316  $
Employees        29,738,401   1,001,354  2,353,951  2,755,256  3,158,122   3,949,783    8,131,428    7,970,876   417,631
Interest and
dividend income  15,279,736   1,227,526  4,295,879    892,618  2,745,809   2,363,559      259,399    3,359,702   135,244
Net realized
 and unrealized
appreciation
in fair value
of investments  231,441,833    464,859  8,856,356 12,326,343 11,545,318  13,955,759  183,866,979                426,219
Transfer from
 other plan       5,681,661     81,405    208,220    487,598    458,230     799,050      539,971    3,074,798    32,389
                -------------------------------------------------------------------------------------------------------------------
Total additions 301,279,506  3,020,863 16,309,064 16,977,824 18,594,275  21,858,846  211,377,214   12,074,621 1,066,799

Deductions
Withdrawals and
distributions   (66,433,459)(2,114,943)(6,566,584)(5,282,074)(6,599,557) (9,109,418) (19,586,742) (15,535,614) (312,315)(1,326,212)
Interfund
 transfers, net                857,760   (733,682) 6,206,562  1,251,903  10,750,969  (45,591,005)  22,404,276 4,137,002    716,215
Administrative
 expenses           (97,571)    (3,163)    (5,553)      (800)    (1,623)     (3,287)      (4,925)     (78,215)       (5)
                -------------------------------------------------------------------------------------------------------------------
Total
 (deductions)
  additions     (66,531,030)(1,260,346)(7,305,819)   923,688 (5,349,277)  1,638,264  (65,182,672)   6,790,447 3,824,682   (609,997)
                -------------------------------------------------------------------------------------------------------------------
Net additions
 (deductions)   234,748,476  1,760,517  9,003,245 17,901,512 13,244,998  23,497,110  146,194,542   18,865,068 4,891,481   (609,997)
Net assets
 available
 for benefits
 at beginning
 of year        366,587,880 17,230,435 44,659,246 26,241,453 32,326,423  33,061,068  164,786,899   38,533,760            9,748,596
                -------------------------------------------------------------------------------------------------------------------
Net assets
 available
 for benefits
 at end of
 year	         $601,336,356$18,990,952$53,662,491$44,142,965$45,571,421 $56,558,178 $310,981,441  $57,398,828 $4,891,481$9,138,599
               ==================================================================================================================




See accompanying notes.



                 Computer Associates Savings Harvest Plan

         Statement of Changes in Net Assets Available for Benefits

                        Year ended March 30, 1997


CAPTION>





                                                  U.S. Equity                 Growth and    Computer     Retirement    Participant
                         Intermediate  Puritan       Index        Magellan      Income     Associates   Money Market     Loans
                 Total    Bond Fund     Fund       Portfolio        Fund       Portfolio   Stock Fund    Portfolio       Funds


Additions
Contributions:
 Computer
 Associates
International,
Inc.             $11,628,366 $  290,866  $  649,514 $  416,269   $  810,130   $  701,164   $13,022,371  $(4,261,948)   $
Employees          8,189,022  1,010,009   2,386,412  1,722,230    3,166,087    2,927,345     6,060,440   (9,083,501)
Interest and
dividend income   21,286,436  1,412,399   6,279,134    726,820    8,069,690    1,768,975       253,100    2,776,318
Net realized
 and unrealized
 appreciation
 (depreciation)
 in fair value
 of investments  (27,891,719)  (479,381)   (544,902) 3,594,830   (4,215,570)   2,691,058   (28,937,754)
Transfer from
 other plan          466,518                                                                                419,679        46,839
                  ----------------------------------------------------------------------------------------------------------------
Total additions   13,678,623  2,233,893   8,770,158  6,460,149    7,830,337    8,088,542    (9,601,843) (10,149,452)       46,839

Deductions
Withdrawals and
Distributions    (71,383,710)(4,109,393)(11,820,192)(3,522,806) (14,233,903)  (6,445,344)  (16,531,198) (13,644,033)   (1,076,841)
Interfund
Transfers,net                (3,708,852) (6,203,974) 2,382,713  (13,962,939)   4,570,344    11,460,486    4,273,799     1,188,423
Administrative
 Expenses           (126,513)    (4,060)     (6,261)      (907)      (1,944)      (2,968)       (3,935)    (106,438)
                  ----------------------------------------------------------------------------------------------------------------
Total
(deductions)
 additions       (71,510,223)(7,822,305)(18,030,427)(1,141,000) (28,198,786)  (1,877,968)   (5,074,647)  (9,476,672)      111,582
                  ===============================================================================================================
Net additions
(deductions)     (57,831,600)(5,588,412) (9,260,269) 5,319,149  (20,368,449)   6,210,574   (14,676,490) (19,626,124)      158,421
Net assets
 available
 for benefits
 at beginning
 of year         424,419,480 22,818,847  53,919,515 20,922,304   52,694,872   26,850,494   179,463,389   58,159,884     9,590,175
                 -----------------------------------------------------------------------------------------------------------------
Net assets
 Available
 for benefits
 at end of
 year           $366,587,880$17,230,435 $44,659,246$26,241,453  $32,326,423  $33,061,068  $164,786,899  $38,533,760    $9,748,596
                 ================================================================================================================




See accompanying notes.

                      Computer Associates Savings Harvest Plan

                         Notes to Financial Statements

                                March 30, 1998

1. Description of the Plan

General

The following description of the Computer Associates Savings Harvest Plan
(the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plans provisions.

The Plan is a defined contribution plan covering all eligible salaried employees. Employees are eligible to participate in the Plan with respect to employee contributions as of the first of the month following date of hire. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service to Computer Associates International, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As a result of an acquisition by the Company, the assets of the Preferred Systems, Inc. 401 (k) Savings Plan were transferred into the Plan during the Plan year ended March 30, 1997. Substantially all the assets of the Legent Retirement Security were transferred into the Plan during the Plan year end March 30, 1996, with the remaining assets being transferred into the Plan during the Plan year ended March 30, 1997. The Company also acquired Cheyenne Software, Inc. during the Plan year ended March 30, 1997; however, the assets of the Cheyenne Software, Inc. 401 (k) Plan were not transferred into the Plan until the first quarter of the 1998 Plan year. The Plan was amended for these acquisitions.

Contributions

During each payroll period, Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 15%. Each participant can change this election at any time, but not more than once quarterly.

To comply with the Tax Reform Act of 1986, pre-tax contributions elected by any participant may not exceed $10,000 and $9,500 for the calendar years ended December 31, 1998 and 1997, respectively. Participants may contribute on an after-tax basis as well.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participants contribution up to a maximum of 2.5% of

                  Computer Associates Savings Harvest Plan

1. Description of the Plan (continued)

the participants base compensation. (Contributions are subject to certain
IRS limitations).The matching contributions for the years ended March 30, 1998 and 1997 were $5,427,488 and $4,946,628, of which $3,154,244 and $4,917,947 was funded from Plan forfeitures, respectively.

In addition to its matching contribution, the Company may contribute to the Plan on behalf of eligible participants, a discretionary contribution in an amount that the Board of Directors of the Company may, in its sole discretion, determine. The discretionary contributions for the years ended March 30, 1998 and 1997 were $16,864,631 and $15,592,381, respectively. The discretionary contribution is allocated to each participant generally in the same ratio that the participants base compensation for the Plan year bears to the base compensation of all participants for such Plan year. In fiscal year 1997, the Plan was amended to allow for the use of forfeitures for Company discretionary contributions. The discretionary contribution for the year ended March 30, 1998 consisted of 299,150 common shares of the Company valued at $16,864,631. The discretionary contribution for the year ended March 30, 1997 was funded with $4,000,000 from Plan forfeitures and 263,463 common shares of the Company valued at $11,592,381.

Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participants balance invested therein. Such balance includes earnings and losses allocated to the participants accounts based upon the percentage investment of the account balance to the total fund balances. Forfeited balances of terminated participants nonvested accounts may be used to reduce future company contributions and fund plan expenses.

Vesting

The matching and discretionary contributions made by the Company vest as follows:

           Percentage of Vesting        After Years of Services
           ---------------------        -----------------------
                    20%                            3
                    40%                            4
                    60%                            5
                    80%                            6
                   100%                            7

                     Computer Associates Savings Harvest Plan

1. Description of the Plan (continued)

In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

Investment Options

The assets of the Plan are invested by Fidelity in eight separate funds:

Fidelity Intermediate Bond Fund, which invests in high and upper medium grade fixed income obligations with intermediate maturities.

Fidelity Puritan Fund, which invests in a wide variety of securities of U.S. and foreign issuers, including some emerging markets.

Fidelity U.S. Equity Index, which invests primarily in the common stock of the 500 companies that make up the Standard and Poors 500 index.

Fidelity Magellan Fund, which invests in common stock and securities convertible to common stock.

Fidelity Growth and Income Portfolio, which invests in common stock, securities convertible to common stock, preferred stock and fixed income securities.

Computer Associates Stock Fund, which is invested in the common stock of the Company.

Fidelity Retirement Money Market Portfolio, which invests in high quality, U.S. dollar denominated money market instruments.

Fidelity Diversified International Fund, which invests primarily in stocks outside of the United States that are included in the Morgan Stanley EAFE Index.

Participants may direct future contributions or transfer their current investment balances between funds on a daily basis in increments of 1%.

                     Computer Associates Savings Harvest Plan

1.  Description of the Plan (continued)

Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participants retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of Computer Associates Savings Harvest Plan Committee.

Participant Loans Receivable

Any participant may take a loan from his/her account based upon certain provisions of the Plan being met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his beneficiaries may be entitled. Loans bear interest at market rates and are fixed at the time of application for the loan. The rate at March 30, 1998 was 9.5%. All loans must be repaid in equal semi-monthly installments and generally extend from periods of one to five years. Participant loan fees are borne by the participant and were $27,469 and $28,511 for Plan years 1998 and 1997, and are included in administrative expenses.

Administrative Expenses

To the extent that the costs of recordkeeping and administration of the funds are not covered by Plan forfeitures, they are borne by the Company. Such costs for Plan years 1998 and 1997 were $70,102 and $98,002, respectively, and were covered by Plan forfeitures.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                     Computer Associates Savings Harvest Plan

2. Significant Accounting Policies

Valuation of Investments

Investments in Fidelity funds and Computer Associates Stock Fund are stated at fair value based upon quoted prices in published sources. The realized net gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold. The unrealized net gain or loss is the difference between the fair value and the cost of investments for each year. These combined amounts are included in the statement of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Internal Revenue Service has ruled on June 12, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the Code), and its related trust is therefore exempt from Federal income tax under Section 501 of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                  Computer Associates Savings Harvest Plan

4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                       March 30,
                                                         1998
                                                       --------
Net assets available for benefits per the
 financial statements                                 $601,336,356
Amounts allocated to withdrawing participants            5,715,610
                                                       -----------
Net assets available for benefits per the Form 5500   $595,620,746
                                                       ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:



                                                       Year ended
                                                        March 30,
                                                          1998
                                                       ----------

Benefits paid to participants per the financial
 statements                	                        $66,433,459
Add: Amounts allocated to withdrawing participants
 at March 30, 1998                                      5,715,610
Less: Amounts allocated to withdrawing participants
 at March 30, 1997                                      3,628,748
                                                       ----------
Benefits paid to participants per the Form 5500       $68,520,321



5. Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

6. Subsequent Event (Unaudited)

As of the Plan year end, the Computer Associates Stock Fund consisted principally of 5,072,945 shares valued at $57.75. As of September 21, 1998, the Computer Associates International, Inc. stock price was $31.50. Therefore net assets available for such benefits has decreased by approximately $133,000,000.

                             Schedules



              Computer Associates Savings Harvest Plan

       Item 27a Schedule of Assets Held for Investment Purposes

                          March 30, 1998


Identity of Issue, Borrower,      Number                    Current
Lessor or Similar Party          of Units        Cost        Value
---------------------------------------------------------------------

Fidelity Intermediate Bond Fund  1,867,350    $19,309,712  $18,990,952

Fidelity Puritan Fund            2,582,411     43,773,490   53,662,491

Fidelity U.S. Equity Index
 Portfolio                       1,112,194     28,480,676   44,142,965

Fidelity Magellan Fund             418,816     35,226,540   45,571,421

Fidelity Growth and Income
 Portfolio                       1,320,219     40,960,836   56,558,178
Fidelity Retirement Money
 Market Portfolio               57,398,828     57,398,828   57,398,828

Computer Associates Stock Fund*  3,626,594    135,121,961  294,116,810

Fidelity Diversified
 International Fund                267,586      4,534,206    4,891,481

Participant Loans**                                          9,138,599
                                              ------------------------
   Total                                     $364,806,249 $584,471,725
                                              ========================


  *Indicates party-in-interest to the Plan.

**Details available upon request.


               Computer Associates Savings Harvest Plan

             Item 27d Schedule of Reportable Transactions

                      Year ended March 30, 1998






                                             Number of    Purchase    Number     Sales       Cost of      Net Gain
Identity of Party Involved                   Purchases     Price     of Sales    Price        Assets       (Loss)
--------------------------------------------------------------------------------------------------------------------
Category (iii) a series of security
transactions in excess of 5% of plan
assets:

Computer Associates Stock Fund                   253     $306,329,341   252  $349,274,028  $295,081,053 $54,192,975
Fidelity Magellan Fund                           253       37,810,814   244    36,111,134    34,343,702   1,767,432
Fidelity Growth and Income Portfolio             253       55,927,388   241    46,386,037    43,164,348   3,221,689
Fidelity Retirement Money Market Portfolio       258      286,052,814   253   267,187,746   267,187,746
Fidelity Puritan Fund                            251       22,125,719   228    21,978,830    20,272,021   1,706,809
Fidelity U.S. Equity Index Portfolio             251       37,606,012   236    32,030,843    29,133,599   2,897,244



There were no category (i) (ii) or (iv) reportable transactions during the period ended March 30, 1998.